United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

CVRD to develop a dedicated Brazil-China shuttle service
Rio de Janeiro, May 2, 2007 — Companhia Vale do Rio Doce (CVRD) announces that it entered into a 25-year contract of freight with Bergesen Worldwide (B.W. Bulk), the world’s leading owner of very large ore carriers and an important shipping service provider to the iron ore and steel industries.
The contract involves the construction of four very large ore carriers, each with a capacity of 388,000 deadweight tons (dwt), which will be the largest ore carriers in the world. The first of these very large ore carriers will come on stream in 2011 delivering economies of scale and contributing significantly towards the reduction in the volatility of landed costs of our iron ores to China.
Consistent with its history of pioneering the deepest and biggest iron ore loading facilities, CVRD is once again set to lead the introduction of the largest ore carriers in the world. In 1986 CVRD, with B.W. Bulk, had introduced the Berge Stahl at 364,000 dwt, which is currently the largest ore carrier in the world.
The Company has also entered into a 20-year contract for a new generation 300,000 dwt ore carrier with Nippon Yusen Kaisha (NYK) Japan, also to be delivered in 2011.
CVRD has entered into a separate contract wherein BW Bulk will convert a very large crude carrier (VLCC) into a very large ore carrier (VLOC). The converted VLOC will commence service in 2008 on the Brazil — China shuttle service.
Additionally, the Company revoked its plan to sell its own fleet of three capesize vessels.
These initiatives focused on the development of a dedicated shuttle service to carry iron ore from Brazil to China are consistent with our long-term commitment to clients and continuous efforts to enhance our global competitiveness.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virgínia Monteiro: virginia.monteiro@cvrd.com.br
Patricia Calazans: patricia.calazans@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)

Date: May 02, 2007	By: /s/ Roberto Castello Branco

Roberto Castello Branco
Director of Investor Relations